[redacted]

13012101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FEB 25 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 68549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SDDCO BROKERAGE ADVISORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 MADISON AVENUE, 2ND FL
(No. And Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRYON H. LYONS (212) 751-4424
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BRYON H. LYONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SDDCO BROKERAGE ADVISORS, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127451
Qualified in Nassau County
Commission Expires May 23, 2013

Notary Public

Signature

CEO & MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SDDCO BROKERAGE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

SDDCO BROKERAGE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
SDDCO Brokerage Advisors LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of SDDCO Brokerage Advisors LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SDDCO Brokerage Advisors LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 15, 2013

SDDCO BROKERAGE ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 74,893
Due from broker	24,000
Accounts receivable	13,985
Prepaid expenses	3,528
TOTAL ASSETS	$ 116,406

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 7,396
Total liabilities	7,396
Members' equity:	
Total members' equity	109,010
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 116,406

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

SDDCO Brokerage Advisors LLC (the "Company") was formed in the State of New York in December, 2009. The Company registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on November 3, 2010. The Company is authorized to conduct an online brokerage business in conjunction with its clearing agent that includes the following business lines: retailing corporate debt and equity securities, both over-the-counter and through an exchange member; mutual funds; U.S. Government securities; and the Private Placement of securities. The Company may conduct Investment Advisory Services and the distribution of Third-Party Research. The Company is also authorized to provide general advisory and compliance services to other broker dealers, investment advisors, corporate clients, and hedge funds. The Company will continue indefinitely, unless terminated sooner by Management. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized in the period the fees are earned.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2009, 2010 and 2011. The Company is subject to New York City Unincorporated Business Tax, a provision for which is reported on the statement of operations.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $91,497, which was $86,497 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.08 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an agreement with S. D. Daniels & Company, P.C. ("SDDCO"), a related entity, whereby SDDCO provides certain administrative services and the use of certain office space in connection with the Company's operations. In exchange for these services and office space, the Company is billed a representative allocation of direct expenses based on square footage, human resources and other related factors. For the year ended December 31, 2012, expenses allocated to the Company by SDDCO were approximately $33,000 and are included in various categories of the accompanying statement of operations. At December 31, 2012, the Company did not have a balance due to SDDCO.

NOTE 4 - SIGNIFICANT GROUP CONCENTRATION OF RISK

For the year ended December 31, 2012, the Company did not enter into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

NOTE 5 - GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2012 or during the year then ended.

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 7 - BENEFITS

The Company participates in a 401(k) profit sharing plan covering substantially all of its employees. The plan includes employee contributions and discretionary employer contributions. The Company is not required to make contributions; however, if the Company makes a contribution, it must at a minimum equal at least 3% of each participant's compensation, as defined under the plan. The Company contributed $5,550 to the plan for the year ended December 31, 2012 which is reported on the 401(k) employer contributions line on the statement of operations.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.